Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Generex Biotechnology Corporation

Toronto, Ontario

We consent to the incorporation by reference in this Post Effective Amendment No. 2 to Registration Statement No. 333-145412 on Form S-8 of our report dated October 15, 2012 relating to the consolidated financial statements and Schedule II included in the Annual Report of Generex Biotechnology Corporation on Form 10-K for the year ended July 31, 2012 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern and refers to an adverse opinion on the effectiveness of internal control over financial reporting).

MSCM LLP

Toronto, Canada

April 1, 2013